Flora Growth Corp. Announces Pricing of Initial Public Offering

TORONTO, ONTARIO – May 11, 2021 -- Flora Growth Corp. (NASDAQ: FLGC) (“Flora” or the “Company”), an all-outdoor cultivator and manufacturer of cannabis-derived products and brands, today announced the pricing of its initial public offering of 3,333,333 shares of its common stock, at the high end of the proposed price range of US$5.00 per share to the public for a total of US$16,666,665 of gross proceeds to the Company.
The common stock is expected to begin trading on the Nasdaq Capital Market today under the symbol "FLGC." The offering is expected to close on May 13, 2021, subject to customary closing conditions. Boustead Securities, LLC acted as the sole underwriter for the offering (the “Underwriter”) with MKM Partners acting as co-Manager. The Underwriter has been granted an overallotment option to purchase up to an additional 500,000 Common Shares in the next 45 days at the offering price of $5.00 per share.

The offering is being made only by means of a prospectus. A copy of the final prospectus related to the offering may be obtained, when available, from Boustead Securities, LLC, via email: offerings@boustead1828.com or by calling +1 (949) 502-4408 or requested by standard mail at Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 395, Irvine, CA 92618, USA. In addition, a copy of the final prospectus, when available, relating to the offering may be obtained via the SEC's website at www.sec.gov.

A registration statement relating to these securities was filed with the Securities and Exchange Commission and was declared effective on May 10, 2021. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Flora Growth Corp.
Flora Growth is a cannabis company that will leverage natural, cost-effective cultivation practices to supply cannabis derivatives to its diverse business divisions of cosmetics, hemp textiles, and food and beverage. As the operator of one of the largest outdoor cultivation facilities, Flora strives to market a higher-quality premium product at below market prices. By prioritizing natural ingredients and value-chain sustainability across its portfolio, Flora creates premium products that help consumers restore and thrive. Visit www.floragrowth.ca or follow @floragrowthcorp on social for more information.

Investor Relations Contact:
Evan Veryard
+1 416 571 9037
evan.veryard@floragrowth.ca
Public Relations Contact:
Cassandra Dowell
+1 (847) 271-3443
cassandra@cmwmedia.com
For Underwriter Inquiries Please Contact:
Boustead Securities, LLC
Daniel J. McClory, Head of Equity Capital Markets
Tel: +1 949 502 4408
Email:  dan@boustead1828.com
Cautionary Statement Concerning Forward-Looking Statements
This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities.  You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms.  In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business.  These and other factors may cause our actual results to differ materially from any forward-looking statement.  Forward-looking statements are only predictions.  The forward-looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.  We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this document and other statements made from time to time by us or our representatives might not occur.